SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of July 2016

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2016 Second Quarter Results

Market conditions remain challenging

Second quarter results driven by sustained GGR performance

•	Strong Execution of Operations and of our Transformation Plan

•	Revenue down to $290m due to the fleet reduction and weak market conditions

¡	GGR: good level of multi-client sales with high 84% cash prefunding rate

¡	Equipment: strongly impacted by very low volumes

¡	Contractual Data Acquisition: lower revenue due to fleet reduction and 66% fleet allocation to multi-client programs, as targeted

•	Solid EBITDAs[1] at $104m

•	Operating Income[1] at $(22)m

Positive cash generation in H1

¡	H1 Free Cash Flow at $8m after Non-Recurring Charges (NRC), versus $(130)m last year, and at $97m before NRC

¡	Net debt at $2,150m at end of June, corresponding to a 3.9x leverage ratio

Full Year 2016

•	c. 75% of fleet capacity dedicated to Multi-Client in Q3 and c. 35% in Q4

•	$50m additional cut in Capex: Multi–client cash capex at $300/350m with a cash prefunding rate above 70%; industrial capex at $75m/100m

•	Confirmation of a year-end net debt target below $2.4bn

[1]	Figures before Non-Recurring Charges (NRC) related to the Transformation Plan

PARIS, France July 29th 2016 –CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its non-audited 2016 second quarter results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“With the rise in crude oil prices during the first few months of the year, we can see early signs of a change in the sentiment of our clients, but this has not, for the time being, led to a recovery in exploration spending, which is still at a very low level. Within this context, the Group remains focused on its priorities of strong operational performance, delivering its Transformation Plan, tightly controlling costs and stringent cash management.

During this quarter, GGR has seen a satisfactory level of activity with multi-client sales boosted by a high prefunding rate, and a good performance by Subsurface Imaging & Reservoir (SIR). Our Equipment activity continued to be strongly impacted by very low volumes. As announced in our Plan, the contribution from our Contractual Data Acquisition activity is decreasing, with our marine fleet being mainly focused on multi-client programs.

By right-sizing and successfully implementing our Transformation Plan, strictly managing our costs and our cash, we have been able to deliver positive free cash flow over the full half-year, after non-recurring charges relating to the Transformation Plan. In a still uncertain market environment, we plan to continue optimizing our external costs base and to reduce our annual capital expenditure by an additional 50 million dollars. We confirm our aim of net debt below 2.4 billion dollars by the end of 2016.”

Post-closing event

The Company carried out on July 20 the reverse stock split that the combined general shareholders’ meeting approved on May 27. All shareholders did receive one new share and all rights pertaining to shares, in exchange for 32 former shares. The first share price on July 20 was calculated on the basis of the last share price traded on July 19 (€0.69) multiplied by 32.

Second Quarter 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Second Quarter 2015	First Quarter 2016	Second Quarter 2016
Group Revenue	473	313	290
Group EBITDAs	112	27	104
Group EBITDAs margin	23.6%	8.7%	35.8%
Group EBITDAs excluding NOR	112	37	109
Operating Income	(24.5)	(81.3)	(22.4)
Opinc margin	(5.2)%	(26.0)%	(7.7)%
Operating Income excluding NOR	(19)	(54.7)	0.2
Net Financial Costs	(46)	(41)	(44)
Total Income Taxes	(1)	(6)	(6)
Non-recurring charges (NRC)	(5)	(6)	(2)
Net Income	(61)	(130)	(79)
Cash Flow from Operations before NRC	101	238	134
Cash Flow from Operations after NRC	80	196	87
Free Cash Flow before NRC	(64)	118	(21)
Free Cash Flow after NRC	(85)	76	(68)
Net Debt	2,497	2,102	2,150
Capital Employed	5,185	3,681	3,658

First Half 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Half 2015	First Half 2016
Group Revenue	1,042	603
Group EBITDAs	257	131
Group EBITDAs margin	24.6%	21.7%
Group EBITDAs excluding NOR	257	146
Operating Income	(6)	(104)
Opinc margin	(0.6)%	(17.2)%
Operating Income excluding NOR	3	(55)
Net Financial Costs	(93)	(85)
Total Income Taxes	(10)	(13)
Non-recurring charges (NRC)	(23)	(7)
Net Income	(115)	(209)
Cash Flow from Operations before NRC	217	372
Cash Flow from Operations after NRC	171	283
Free Cash Flow before NRC	(83)	97
Free Cash Flow after NRC	(130)	8
Net Debt	2,497	2,150
Capital Employed	5,185	3,658

Second Quarter 2016 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

*	Restated under the new reporting format announced on November 5th 2015

GGR In million $	Second Quarter 2015*	First Quarter 2016	Second Quarter 2016	Variation Year-on- year		Variation Quarter- to-quarter
Total Revenue	257	164	196	(24)%		20%
Multi-Client	120	54.8	95.6	(21)%		74%
Pre-funding	83	47.1	77.9	(7)%		65%
After-Sales	37	7.7	17.7	(52)%		130%
Subsurface Imaging & Reservoir	137	109	101	(26)%		(8)%
EBITDAs	136	69	120	(12)%		72%
Margin	52.8%	42.3%	60.8%	800bps		NA
Operating Income	51	8	29	(43)%		265%
Margin	19.9%	4.8%	14.7%	(520	)bps	990bps
Capital Employed (in billion $)	3.3	2.4	2.3	NA		NA

GGR Total Revenue was $196 million, down 24% year-on-year and up 20% sequentially.

•	Multi-Client revenue was $96 million, down 21% year-on-year and up 74% sequentially. 66% of the fleet was dedicated to multi-client programs compared to 42% in Q2 2015 and 25% in Q1 2016. Multi-client activity was highest in Latin America and Scandinavia.

•	Prefunding revenue was healthy at $78 million, down 7% year-on-year and up 65% sequentially. Multi-client cash capex was at $93 million, up 18% year-on-year. The cash prefunding rate was at 84%, versus 67% in Q1 2016.

•	After-sales revenue was $18 million, down 52% year-on-year and up 130% sequentially.

•	Subsurface Imaging & Reservoir revenue was $101 million, down 26% year-on-year and 8% sequentially. Despite clients remaining cautious and some delays in projects, SIR remains quite resilient in current conditions.

GGR EBITDAs was robust at $120 million, a 60.8% margin.

GGR Operating Income was $29 million, a 14.7% margin. The multi-client depreciation rate totaled 80%, leading to a library Net Book Value of $990 million at the end of June, split between 12% onshore and 88% offshore.

GGR Capital Employed was $2.3 billion at the end of June 2016.

Equipment

Equipment In million $	Second Quarter 2015	First Quarter 2016	Second Quarter 2016	Variation Year-on- year	Variation Quarter- to-quarter
Total Revenue	107	73.2	44.3	(58)%	(39)%
External Revenue	97	62	36	(63)%	(42)%
Internal Revenue	10	11	8	(18)%	(27)%
EBITDAs	17	(1)	(9)	(155)%	NA
Margin	15.9%	(1.6)%	(21.0)%	NA	NA
Operating Income	7	(11)	(18)	NA	(67)%
Margin	6.3%	(14.9)%	(41.1)%	NA	NA
Capital Employed (in billion $)	0.7	0.7	0.7	NA	NA

Equipment Total Revenue was $44 million, down 58% year-on-year and 39% sequentially. Land and marine equipment sales were both impacted by low volumes in a very weak market. Volumes were at a historical low point.

Marine equipment sales represented 36% of total sales, compared to 28% in the first quarter of 2016. Internal sales are lower sequentially at $8 million. External sales were $36 million, down 63% year-on-year and 42% sequentially.

Equipment EBITDAs was $(9) million, a margin of (21.0)%.

Equipment Operating Income was $(18) million, due to extremely low volumes and despite a further reduction in the break-even point.

Equipment Capital Employed was stable at $0.7 billion at the end of June 2016.

Contractual Data Acquisition

*	Restated under the new reporting format announced on November 5th 2015

Contractual Data Acquisition In million $	Second Quarter 2015*	First Quarter 2016	Second Quarter 2016	Variation Year-on- year	Variation Quarter- to-quarter
Total Revenue	130	89	59	(54)%	(34)%
External Revenue	119	87	58	(51)%	(34)%
Internal Revenue	11	2	1	(88)%	(26)%
Total Marine Acquisition	86	58	22	(74)%	(62)%
Total Land and Multi-Physics Acquisition	44	31	37	(15)%	20%
EBITDAs	(24)	(14)	9	140%	168%
Margin	(18.2)%	(15.6)%	15.9%	NA	NA
Operating Income	(57)	(34)	0	101%	101%
Margin	(43.4%)	(38.5)%	0.7%	NA	NA
Equity from Investments	15	5	(5)	NA	NA
Capital Employed (in billion $)	1.3	0.6	0.5	NA	NA

Contractual Data Acquisition Total Revenue was $59 million, down 54% year-on-year with the change of perimeter and 34% sequentially, as more vessels were dedicated to multi-client programs.

•	Contractual Marine Data Acquisition revenue was $22 million, down 74% year-on-year and 62% sequentially. Our vessel availability rate was 90%. This compares to a 74% availability rate in the second quarter of 2015 and a 94% rate in the first quarter of 2016. Our vessel production rate was 94%, similar to both the second quarter of 2015 and the first quarter of 2016. Sequentially, the lower revenue can be explained by the fact that only 34% of the fleet was dedicated to Contractual Data Acquisition versus 75% last quarter. In a market which seems to be stabilizing, albeit at very low levels for the time being, our Marine activity has globally a strong 2016 coverage with limited exposure to the contract market.

•	Land and Multi-Physics Data Acquisition revenue was $37 million, down 15% year-on-year and up 20% sequentially. Market activity is low except for Middle East and North African markets which are more resilient.

Contractual Data Acquisition EBITDAs was $9 million, a margin of 15.9%.

Contractual Data Acquisition Operating Income was at breakeven, due to lower exposure to this activity.

The sale of our Multi-Physics Business Line, initiated at the end of April, is ongoing and expected to close before year-end.

The contribution from Investments in Equity was $(5) million and can be mainly explained by the negative contribution from the Seabed Geosolutions JV.

Contractual Data Acquisition Capital Employed was $0.5 billion at the end of June 2016.

Non-Operated Resources

*	Restated under the new reporting format announced on November 5th 2015

Non-Operated Resources In million $	Second Quarter 2015*	First Quarter 2016	Second Quarter 2016	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs	0	(10)	(5)	NA	47%
Operating Income	(6)	(27)	(22)	(256)%	16%
Capital Employed (in billion $)	(0.1)	0.0	0.2	NA	NA

The Non-Operated Resources Segment comprises, at EBITDAs and Operating Income levels, the costs relating to non-operated Marine assets as well as transformation costs. The capital employed for this segment includes the non-operated Marine assets and the provisions relating to the Group Transformation Plan.

Non-Operated Resources EBITDAs was $(5) million.

Non-Operated Resources Operating Income was $(22) million. The gradual cold-stacking of vessels is negatively impacting the contribution of this segment.

Non-Operated Resources Capital Employed was $0.2 billion at the end of June 2016, the book value of non-operated assets being partly balanced out by the provisions relating to the Transformation Plan.

Second Quarter 2016 Financial Results

Group Total Revenue was $290 million, down 39% year-on-year and 7% sequentially. The respective contributions from the Group’s businesses were 68% from GGR, 12% from Equipment and 20% from Contractual Data Acquisition.

Group EBITDAs was $104 million, a 35.8% margin, and $102 million after $2 million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), to highlight the sole performance of the active Business Lines, Group EBITDAs was $109 million.

Group Operating Income was $(22) million, a (7.7)% margin, and $(24) million after $2 million of NRC. Excluding NOR, to highlight the sole performance of the active Business Lines, Group Operating Income was at breakeven.

Equity from Investments contribution was $(5) million and can be mainly explained by the negative contribution this quarter from the Seabed Geosolutions JV.

Total non-recurring charges were $2 million.

Net financial costs were $44 million:

¡	Cost of debt was $42 million. The total amount of interest paid during the quarter was $44 million

¡	Other financial items were a negative contribution of $2 million

Total Income Taxes were $6 million.

Group Net Income was $(79) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(78) million / €(68) million. EPS was negative at $(3.52)/ €(3.07).

Cash Flow

Cash Flow from operations was at $134 million compared to $101 million for the second quarter of 2015. After cash Non-Recurring Charges, the cash flow from operations was $87 million.

Global Capex was $115 million, stable year-on-year and up 29% sequentially:

¡	Industrial capex was $13 million, down 50% year-on-year and up 37% sequentially

¡	Research & Development capex was $9 million, down 10% year-on-year and 3% sequentially

¡	Multi-client cash capex was $93 million, up 18% year-on-year and 33% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was negative at $(21) million compared to $(64) million for the second quarter of 2015. After cash NRC, Free Cash Flow was negative at $(68) million.

Comparison of Second Quarter 2016 with First Quarter 2016 and Second Quarter 2015

Consolidated Income Statements In Million $	Second Quarter 2015*	First Quarter 2016	Second Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.10	1.09	1.13	NA	NA
Operating Revenue	473	313	290	(39)%	(7)%
GGR	257	164	196	(24)%	20%
Equipment	107	73	44	(58)%	(39)%
Contractual Data Acquisition	130	89	59	(54)%	(34)%
Elimination	(21)	(13)	(10)	55%	27%
Gross Margin	39	(22)	2	(96)%	108%
EBITDAs before NRC	112	27	104	(7)%	283%
GGR	136	69	120	(12)%	72%
Equipment	17	(1)	(9)	(155)%	NA
Contractual Data Acquisition	(24)	(14)	9	140%	168%
Non-Operated Resources	0	(10)	(5)	NA	47%
Corporate	(8)	(9)	(8)	2%	16%
Eliminations	(9)	(8)	(3)	71%	66%
NRC before impairment	(5)	(5)	(2)	67%	69%
Operating Income before NRC	(25)	(81)	(22)	9%	72%
GGR	51	8	29	(43)%	265%
Equipment	7	(11)	(18)	(372)%	(67)%
Contractual Data Acquisition	(57)	(34)	0	101%	101%
Non-Operated Resources	(6)	(27)	(22)	(256)%	16%
Corporate	(7)	(9)	(8)	(11)%	16%
Eliminations	(13)	(8)	(3)	77%	66%
NRC	(5)	(5.5)	(1.7)	67%	69%
Operating Income after NRC	(30)	(87)	(24)	19%	72%
Net Financial Costs	(46)	(41)	(44)	(5)%	6%
Income Taxes	(1)	(8)	(6)	NA	(23)%
Deferred Tax on Currency Translation	1	2	0	NA	NA
Equity from Investments	15	5	(5)	(131)%	(202)%
Net Income	(61)	(130)	(79)	(30)%	39%
Shareholder’s Net Income	(62)	(129)	(78)	(27)%	40%
Earnings per share in $	(10.12)	(8.19)	(3.52)	NA	NA
Earnings per share in €	(9.19)	(7.51)	(3.07)	NA	NA

*	Restated under the new reporting format announced on November 5th 2015

Cash Flow Statements In Million $	Second Quarter 2015*	First Quarter 2016	Second Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
EBITDAs before NRC	112	27	104	(7)%	283%
Net tax paid	8	(10)	2	(76)%	120%
Change in Working Capital	(11)	219	15	235%	(93)%
Other items	(8)	2	13	277%	NA
Cash Flow provided by operating activities	101	238	134	33%	(44)%
Paid Cost of Debt	(49)	(31)	(44)	(11)%	41%
Capex (including change in fixed assets payables)	(117)	(90)	(119)	2%	33%
Industrial	(28)	(11)	(17)	(38)%	62%
R&D	(10)	(9)	(9)	(10)%	(3)%
Multi-Client (Cash)	(79)	(70)	(93)	18%	33%
Marine MC	(74)	(55)	(86)	17%	57%
Land MC	(5)	(15)	(7)	34%	(56)%
Proceeds from disposals of assets	1	0.8	7.6	NA	NA
Free Cash Flow before Cash NRC	(64)	118	(21)	67%	(118)%
Cash NRC net of asset monetization	(21)	(41.5)	(46.9)	(122)%	(13)%
Free Cash Flow after Cash NRC	(85)	76	(68)	20%	(189)%
Non Cash Cost of Debt and Other Financial Items	21	(12)	2	(90)%	118%
Specific items	(7)	375	(4)	37%	(101)%
FX Impact	(40)	(41)	22	154%	153%
Change in Net Debt	(111)	398	(48)	57%	(112)%
Net debt	2,497	2,102	2,150	(14)%	2%

First Half 2016 Financial Results

Group Total Revenue was $603 million, down 42% compared to 2015 due to weakening market conditions and perimeter effects. The respective contributions from the Group’s businesses were 60% from GGR, 16% from Equipment and 24% from Contractual Data Acquisition.

Group EBITDAs was $131 million, a 21.7% margin, and $124 million after $7 million of NRC. Excluding NOR, to highlight the sole performance of the active Business Lines, Group EBITDAs was $146 million.

Group Operating Income was $(104) million, a (17.2)% margin, and $(111) million after $7 million of NRC. Excluding NOR, to highlight the sole performance of the active Business Lines, Group Operating Income was $(55) million.

•	The Operating Income margin for GGR was at 10.2%. Multi-Client sales reached $150 million with a cash prefunding rate of 77%. Our highest offshore multi-client sales were in Latin America, followed by the North Sea and West Africa. The multi-client depreciation rate totaled 79%, leading to a Net Book Value of $990 million at the end of June. Subsurface Imaging delivered a good performance, particularly in North America, despite delays in some clients’ Capex spending.

•	The Operating Income margin for Equipment was at (24.8)%. Despite very efficient cost management and manufacturing flexibility, low volumes are strongly impacting the profitability of this segment.

•	The Operating Income margin for Contractual Data Acquisition was at (22.8)%, due to poor market conditions, despite a high production rate at 94% and a good operational performance.

Equity from Investments contribution was at breakeven.

Total non-recurring charges were $7 million.

Net financial costs were $85 million:

•	Cost of debt was $85 million. The total amount of interest paid was $75 million

•	Other financial items were nil

Total Income Taxes were $13 million.

Group Net Income was $(209) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(207) million / €(186) million. EPS was negative at $(10.64) / €(9.58).

Cash Flow

Cash Flow from operations was $372 million before NRC and $283 million after NRC.

Global Capex was $203 million, down 10% year-on-year:

•	Industrial capex was $22 million, down 58% year-on-year

•	Research & Development capex was $18 million, down 16% year-on-year

•	Multi-client cash capex was $163 million, up 8% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was positive at $97million compared to $(83) million for the first half of 2015. After NRC, Free Cash Flow was positive at $8 million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.602 billion at the end of June 2016. Available cash was $451 million and Group net debt was $2.150 billion.

Net debt to shareholders equity ratio at the end of June 2016, was 146% compared to 191% at the end of December 2015.

The Group’s liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, amounted to $745m at the end of June 2016.

At June-end 2016 Net Debt/EBITDAs ratio was at 3.9x.

First Half 2016 Comparisons with First Half 2015

Consolidated Income Statements In Million $	First Half 2015*	First Half 2016	Variation Year-on- year
Exchange rate euro/dollar	1.13	1.11	NA
Operating Revenue	1,042	603	(42)%
GGR	496	360	(27)%
Equipment	232	117.5	(49)%
Contractual Data Acquisition	349	148	(57)%
Elimination	(35)	(23)	35%
Gross Margin	129	(23)	(118)%
EBITDAs before NRC	257	131	(49)%
GGR	256	189	(26)%
Equipment	42	(10)	(125)%
Contractual Data Acquisition	(4)	(5)	(5)%
Non-Operated Resources	0	(15)	NA
Corporate	(18)	(18)	0%
Eliminations	(19)	(11)	45%
NRC before impairment	(23)	(7)	68%
Operating Income before NRC	(6)	(104)	NA
GGR	98	37	(62)%
Equipment	21	(29)	(239)%
Contractual Data Acquisition	(79)	(34)	57%
Non-Operated Resources	(9)	(49)	NA
Corporate	(18)	(18)	0%
Eliminations	(19)	(11)	45%
NRC	(23)	(7)	68%
Operating Income after NRC	(29)	(111)	(284)%
Net Financial Costs	(93)	(85)	(9)%
Income Taxes	(8)	(14.3)	72%
Deferred Tax on Currency Translation	(1)	1.6	NA
Equity from Investments	16	0	(101)%
Net Income	(115)	(209)	(81)%
Shareholder’s Net Income	(117)	(207)	(77)%
Earnings per share in $	(19.25)	(10.64)	N/A
Earnings per share in €	(17.10)	(9.58)	N/A

*	Restated under the new reporting format announced on November 5th 2015

Cash Flow Statements In Million $	First Half 2015	First Half 2016	Variation Year-on- year
EBITDAs before NRC	257	131	(49)%
Net tax paid	(10)	(8)	25%
Change in Working Capital	(16)	234	NA
Other items	(14)	15	207%
Cash Flow provided by operating activities	217	372	71%
Paid Cost of Debt	(76)	(75)	(1)%
Capex (including change in fixed assets payables)	(233)	(209)	(10)%
Industrial	(61)	(28)	(55)%
R&D	(22)	(18)	(16)%
Multi-Client (Cash)	(150)	(163)	8%
Marine MC	(140)	(141)	1%
Land MC	(11)	(22)	98%
Proceeds from disposals of assets	8	8	N/A
Free Cash Flow before Cash NRC	(83)	96.7	216%
Cash NRC net of asset monetization	(47)	(88.4)	(90)%
Free Cash Flow after Cash NRC	(130)	8.3	106%
Non Cash Cost of Debt and Other Financial Items	4	(10)	NA
Specific items	(28)	371	NA
FX Impact	76	(19)	(125)%
Change in Net Debt	(77)	350	NA
Net debt	2,497	2,150	(14)%

Q2 2016 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

        From your computer at:            www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 25 +44(0)20 3427 1903 2146348

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 6,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2016 (unaudited)	December 31, 2015
ASSETS
Cash and cash equivalents	451.2	385.3
Trade accounts and notes receivable, net	411.3	812.5
Inventories and work-in-progress, net	314.4	329.3
Income tax assets	82.7	91.2
Other current assets, net	105.6	119.2
Assets held for sale	71.0	34.4
Total current assets	1,436.2	1,771.9
Deferred tax assets	41.2	52.2
Investments and other financial assets, net	88.5	87.6
Investments in companies under equity method	179.6	200.7
Property, plant and equipment, net	768.4	885.2
Intangible assets, net	1,337.5	1,286.7
Goodwill, net	1,228.9	1,228.7
Total non-current assets	3,644.1	3,741.1
TOTAL ASSETS	5,080.3	5,513.0
LIABILITIES AND EQUITY
Bank overdrafts	1.6	0.7
Current portion of financial debt	62.1	96.5
Trade accounts and notes payable	185.4	267.8
Accrued payroll costs	141.5	169.2
Income taxes liability payable	24.2	47.0
Advance billings to customers	28.1	56.0
Provisions – current portion	164.6	219.5
Other current liabilities	142.4	198.6
Liabilities directly associated with the assets classified as held for sale	17.9	—
Total current liabilities	767.8	1,055.3
Deferred tax liabilities	117.8	136.3
Provisions – non-current portion	133.8	155.9
Non-current portion of financial debt	2,537.9	2,787.6
Other non-current liabilities	15.2	19.5
Total non-current liabilities	2,804.7	3,099.3
Common stock 843,623,124 shares authorized and 708,260,768 shares with a €0.40 nominal value issued and outstanding at June 30, 2016 and 177,065,192 at December 31, 2015	324.4	92.8
Additional paid-in capital	1,545.9	1,410.0
Retained earnings	(268.3)	1,181.7
Other reserves	131.7	138.0
Treasury shares	(20.1)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(206.9)	(1,450.2)
Cumulative income and expense recognized directly in equity	(0.8)	(0.6)
Cumulative translation adjustment	(37.1)	(38.9)
Equity attributable to owners of CGG SA	1,468.8	1,312.2
Non-controlling interests	39.0	46.2
Total equity	1,507.8	1,358.4
TOTAL LIABILITIES AND EQUITY	5,080.3	5,513.0

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	603.2	1,042.1
Other income from ordinary activities	0.6	0.8
Total income from ordinary activities	603.8	1,042.9
Cost of operations	(624.3)	(913.7)
Gross profit	(20.5)	129.2
Research and development expenses, net	(1.7)	(47.5)
Marketing and selling expenses	(32.5)	(45.8)
General and administrative expenses	(45.3)	(50.0)
Other revenues (expenses), net	(10.9)	(14.8)
Operating income	(110.9)	(28.9)
Expenses related to financial debt	(85.5)	(90.6)
Income provided by cash and cash equivalents	0.9	1.0
Cost of financial debt, net	(84.6)	(89.6)
Other financial income (loss)	(0.6)	(3.6)
Income (loss) of consolidated companies before income taxes	(196.1)	(122.1)
Deferred taxes on currency translation	1.6	(1.2)
Other income taxes	(14.3)	(8.3)
Total income taxes	(12.7)	(9.5)
Net income (loss) from consolidated companies	(208.8)	(131.6)
Share of income (loss) in companies accounted for under equity method	(0.1)	16.2
Net income (loss)	(208.9)	(115.4)
Attributable to :
Owners of CGG SA	$(206.9)	(117.0)
Owners of CGG SA (2)	€(186.4)	(103.9)
Non-controlling interests	$(2.0)	1.6
Weighted average number of shares outstanding (3) (4)	19,366,505	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	19,366,505	6,080,535
Net income (loss) per share
Basic	$(10.64)	(19.25)
Basic (2)	€(9.58)	(17.10)
Diluted	$(10.64)	(19.25)
Diluted (2)	€(9.58)	(17.10)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Converted at the average exchange rate of U.S.$1.1101 and U.S.$1.1256 per € for the periods ended June 30, 2016 and 2015, respectively.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015
Operating revenues	290.2	472.6
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	290.5	473.0
Cost of operations	(288.8)	(433.9)
Gross profit	1.7	39.1
Research and development expenses, net	10.4	(21.4)
Marketing and selling expenses	(16.5)	(22.1)
General and administrative expenses	(21.2)	(23.5)
Other revenues (expenses), net	1.5	(1.7)
Operating income	(24.1)	(29.6)
Expenses related to financial debt	(42.1)	(47.7)
Income provided by cash and cash equivalents	0.5	0.5
Cost of financial debt, net	(41.6)	(47.2)
Other financial income (loss)	(2.3)	1.0
Income (loss) of consolidated companies before income taxes	(68.0)	(75.8)
Deferred taxes on currency translation	(0.2)	0.5
Other income taxes	(6.2)	(1.0)
Total income taxes	(6.4)	(0.5)
Net income (loss) from consolidated companies	(74.4)	(76.3)
Share of income (loss) in companies accounted for under equity method	(4.8)	15.4
Net income (loss)	(79.2)	(60.9)
Attributable to :
Owners of CGG SA	$(77.8)	(61.5)
Owners of CGG SA (2)	€(67.9)	(55.9)
Non-controlling interests	$(1.4)	0.6
Weighted average number of shares outstanding (3) (4)	22,133,149	6,080,535
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3) (4)	22,133,149	6,080,535
Net income (loss) per share
Basic	$(3.52)	(10.12)
Basic (2)	€(3.07)	(9.19)
Diluted	$(3.52)	(10.12)
Diluted (2)	€(3.07)	(9.19)

(1)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(2)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(3)	As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(4)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

UNAUDITED ANALYSIS BY SEGMENT

	Six months ended June 30,
	2016						2015 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equip ment	Elimi nations and other	Conso lidated Total	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	145.0	—	360.4	97.8	—	603.2	335.3	—	496.4	210.4	—	1 042.1
Inter-segment revenues	3.3	—	—	19.7	(23.0)	—	13.6	—	—	21.6	(35.2)	—
Operating revenues	148.3	—	360.4	117.5	(23.0)	603.2	348.9	—	496.4	232.0	(35.2)	1 042.1
Depreciation and amortization (excluding multi-client surveys)	(29.3)	(34.5)	(51.0)	(18.7)	(0.2)	(133.7)	(74.5)	(9.1)	(76.1)	(20.8)	—	(180.5)
Depreciation and amortization of multi-client surveys	—	—	(123.1)	—	—	(123.1)	—	—	(126.2)	—	—	(126.2)
Operating income	(33.8)	(56.4)	36.7	(29.1)	(28.3)	(110.9)	(79.2)	(31.7)	97.7	20.9	(36.6)	(28.9)
Share of income in companies accounted for under equity method (1)	(0.1)	—	—	—	—	(0.1)	16.2	—	—	—	—	16.2
Earnings before interest and tax (2)	(33.9)	(56.4)	36.7	(29.1)	(28.3)	(111.0)	(63.0)	(31.7)	97.7	20.9	(36.6)	(12.7)
Capital expenditures (excluding multi-client surveys) (3)	9.3	—	25.4	5.7	5.5	45.9	22.2	—	40.3	12.0	8.1	82.6
Investments in multi-client surveys, net cash	—	—	162.8	—	—	162.8	—	—	150.4	—	—	150.4
Capital employed	0.5	0.2	2.3	0.7	—	3.7	1.3	(0.1)	3.3	0.7	—	5.2
Total identifiable assets	0.7	0.4	2.7	0.7	—	4.5	1.7	—	3.6	0.9	—	6.2

(1)	Share of operating results of companies accounted for under equity method is U.S.$(0.3) million and U.S.$22.3 million for the six months ended June 30, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(103.7) million and U.S.$(103.8) million, respectively, for the six months ended June 30, 2016, compared to U.S.$(6.3) million and U.S.$9.9 million, respectively, for the six months ended June 30, 2015.

For the six months ended June 30, 2016, Non-Operated Resources EBIT includes U.S.$(7.2) million related to the Transformation Plan. For the six months ended June 30, 2015, Non-Operated Resources EBIT included U.S.$(22.6) million related to the Transformation Plan.

For the six months ended June 30, 2016, “eliminations and other” includes U.S.$(17.6) million of general corporate expenses and U.S.$(10.7) million of intra-group margin. For the six months ended June 30, 2015, “eliminations and other” included U.S.$(17.6) million of general corporate expenses and U.S.$(19.0) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(18.1) million and U.S.$(21.5) million for the six months ended June 30, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Three months ended June 30,
	2016						2015 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equip ment	Elimi nations and other	Conso lidated Total	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	57.8	—	196.4	36.0	—	290.2	118.6	—	257.4	96.6	—	472.6
Inter-segment revenues	1.4	—	—	8.3	(9.7)	—	11.4	—	—	10.1	(21.5)	—
Operating revenues	59.2	—	196.4	44.3	(9.7)	290.2	130.0	—	257.4	106.7	(21.5)	472.6
Depreciation and amortization (excluding multi-client surveys)	(8.9)	(17.5)	(28.3)	(8.9)	(0.2)	(63.8)	(33.7)	(6.3)	(38.1)	(10.3)	—	(88.4)
Depreciation and amortization of multi-client surveys	—	—	(76.4)	—	—	(76.4)	—	—	(72.5)	—	—	(72.5)
Operating income	0.5	(24.3)	28.8	(18.2)	(10.9)	(24.1)	(56.8)	(11.4)	50.7	6.7	(18.8)	(29.6)
Share of income in companies accounted for under equity method (1)	(4.8)	—	—	—	—	(4.8)	15.4	—	—	—	—	15.4
Earnings before interest and tax (2)	(4.3)	(24.3)	28.8	(18.2)	(10.9)	(28.9)	(41.4)	(11.4)	50.7	6.7	(18.8)	(14.2)
Capital expenditures (excluding multi-client surveys) (3)	5.2	—	12.9	3.8	4.2	26.1	9.3	—	18.6	7.7	2.0	37.6
Investments in multi-client surveys, net cash	—	—	92.9	—	—	92.9	—	—	78.9	—	—	78.9

(1)	Share of operating results of companies accounted for under equity method is U.S.$(9.0) million and U.S.$17.3 million for the three months ended June 30, 2016 and 2015, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(22.4) million and U.S.$(27.2) million, respectively, for the three months ended June 30, 2016, compared to U.S.$(24.5) million and U.S.$(9.1) million, respectively, for the three months ended June 30, 2015.

For the three months ended June 30, 2016, Non-Operated Resources EBIT includes U.S.$(1.7) million related to the Transformation Plan. For the three months ended June 30, 2015, Non-Operated Resources EBIT included U.S.$(5.1) million related to the Transformation Plan.

For the three months ended June 30, 2016, “eliminations and other” includes U.S.$(8.0) million of general corporate expenses and U.S.$(2.9) million of intra-group margin. For the three months ended June 30, 2015, “eliminations and other” included U.S.$(7.2) million of general corporate expenses and U.S.$(11.6) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(8.9) million and U.S.$(9.8) million for the three months ended June 30, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2016	2015
OPERATING
Net income (loss)	(208.9)	(115.4)
Depreciation and amortization	133.7	180.5
Multi-client surveys depreciation and amortization	123.1	126.2
Depreciation and amortization capitalized to multi-client surveys	(22.0)	(43.2)
Variance on provisions	(82.3)	(31.9)
Stock based compensation expenses	(0.2)	(0.2)
Net gain (loss) on disposal of fixed assets	3.2	(0.8)
Equity income (loss) of investees	0.1	(16.2)
Dividends received from affiliates	13.0	4.1
Other non-cash items	0.4	(5.6)
Net cash including net cost of financial debt and income tax	(39.9)	97.5
Add back net cost of financial debt	84.6	89.6
Add back income tax expense	12.7	9.5
Net cash excluding net cost of financial debt and income tax	57.4	196.6
Income tax paid	(7.8)	(10.4)
Net cash before changes in working capital	49.6	186.2
- change in trade accounts and notes receivable	340.4	133.8
- change in inventories and work-in-progress	23.8	13.3
- change in other current assets	(6.3)	16.9
- change in trade accounts and notes payable	(67.4)	(110.8)
- change in other current liabilities	(49.1)	(76.0)
Impact of changes in exchange rate on financial items	(7.6)	7.1
Net cash provided by operating activities	283.4	170.5
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(45.9)	(82.6)
Investment in multi-client surveys, net cash	(162.8)	(150.4)
Proceeds from disposals of tangible and intangible assets	8.4	8.4
Total net proceeds from financial assets	6.1	4.4
Acquisition of investments, net of cash and cash equivalents acquired	—	(19.3)
Impact of changes in consolidation scope	—	—
Variation in loans granted	1.3	(13.1)
Variation in subsidies for capital expenditures	(0.6)	(0.6)
Variation in other non-current financial assets	(0.6)	0.8
Net cash used in investing activities	(194.1)	(252.4)
FINANCING
Repayment of long-term debts	(478.6)	(191.3)
Total issuance of long-term debts	163.3	233.4
Lease repayments	(4.3)	(4.1)
Change in short-term loans	0.9	(1.6)
Financial expenses paid	(74.8)	(75.6)
Net proceeds from capital increase
- from shareholders	367.5	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(4.4)	(7.5)
Acquisition/disposal from treasury shares	0.5	—
Net cash provided by (used in) financing activities	(29.9)	(46.7)
Effects of exchange rates on cash	6.5	(6.9)
Impact of changes in consolidation scope	—	—
Net increase (decrease) in cash and cash equivalents	65.9	(135.5)
Cash and cash equivalents at beginning of year	385.3	359.1
Cash and cash equivalents at end of period	451.2	223.6

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 29th, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO